FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of November, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


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                        Letterhead of Group Pao de Acucar

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-Held Company
                         CNPJ/MF No. 47.508.411/0001-56


                               PUBLIC ANNOUNCEMENT


Pursuant to the provisions of paragraph 4 of article 157 in Law 6.404/76 and the provisions in Instruction 31/84 and Instruction 299/99 of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios), Companhia Brasileira de Distribuicao wishes to complement the Public Announcement published on November 12, 2001, by informing its stockholders and investors that:


a) The controlling stake of ABC Supermercados S/A was acquired through a subscription to the Capital of R$ 1,000.00 (one thousand Reais) paid in with immediate effect in local Brazilian currency and representing 100% of the Capital Stock of the acquired company.

b) The acquisition of ABC Supermercados S/A will imply a 5.16% increase in Companhia Brasileira de Distribuicao's floor sales area and a 4.02% increase in its estimated total gross sales.

c) The appropriate studies are underway to evaluate the necessary capital expenditures required to convert the stores of the acquired company to the standards of Companhia Brasileira de Distribuicao (the Pao de Acucar, Barateiro and Extra flags).




                          Sao Paulo, November 22, 2001



                               Aymar Giglio Junior
                           Investor Relations Director


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: November 22, 2001          By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director